**MOBILE APPLICATION
SOFTWARE DEVELOPMENT AND
SERVICE AGREEMENT
(AMENDMENT)**

Section 5 of the Agreement by and between Haibo SYM, Inc. A Wyoming Corporation, ("Client") and Shanghai Hi-Tech Development Co., Ltd. ("Developer") is amended and clarified as follows:

Intellectual Property Rights" means all copyrights, patents, trademarks, trade secrets, proprietary rights and other intellectual property rights, including the right to grant a license to other users. The Mobile App, together with all Software embedded therein, both the object code and source code, all Intellectual Property Rights therein, together with all java scripts, domain names except domain names reserved by Client, materials in HTML or XML, design documents and testing scripts contained in or related to such Mobile App and Software is solely owned by Client upon payment of all amounts due to Developer. Developer warrants that the rights granted herein do not infringe the Intellectual Property Rights of any third party.

IN WITNESS WHEREOF, the parties have executed this Amendment to the Agreement as of the date first above written.

Haibo SYM, Inc	Shanghai Hi-Tech Development Co., Ltd.
By: ______________	By______________
Name: Benny B. Zhu	Name: Pan Chou Young
Title: President, CEO	Title: President